02050610

MANUALLY EXECUTED COPY

1-14640-01

AUG 1 4 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

PROCESSED
AUG 1 6 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

21160724v27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2002

UNIBANCO HOLDINGS S.A.

By: ____________________________
ISRAEL VAINBOIM
Diretor Presidente

By: ____________________________
MAURO AGONILHA
Diretor

2

UNIBANCO

For Immediate Release
For further information please contact:
Geraldo Travaglia
Lucas Melo
Julia Reid
Leandro Alves
Leticia Wrege

Unibanco
Av. Eusébio Matoso, 891-15º andar
São Paulo, SP 05423-901
Phone.: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail:investor.relations @unibanco.com.br

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS FOR THE FIRST SEMESTER 2002

(São Paulo, Brazil, August 14, 2002) — Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the first semester 2002.

Highlights for the period

- Net income for 1S02 reached R$475 million, up 10.2% over the 1S01 figure. Net income for 2Q02 stood at R$253 million, 14.0% over 1Q02. 1S02 operating income of R$702 million posted a 20.6% growth vs. 1S01.

- Earnings per 1000 shares were R$3.43 in the semester,11.7% higher than the first half of 2001. Stockholders' equity stood at R$6.3 billion in June 2002, after adjustments of mark-to-market and dividends payment, an increase of 8.2% when compared to June 2001. The book value per 1000 shares reached R$45.20 at the end of the period.

- 1Q02's annualized return on average equity (ROAE) was 17.1% in the quarter, while the annualized return on average assets (ROAA) was 1.7%. Annualized return on average stockholders' equity was 16.0% for the first semester of 2002.

- If one were to disregard the impact of the goodwill amortization from recent acquisitions, results would reach R$269 million and R$505 million in 2Q02 and 1S02, respectively. Stockholders' equity would be R$4.8 billion, resulting in a ROAE of 24.4% and 22.8% in 2Q02 and 1S02, respectively.

- Unibanco's consolidated total assets reached R$63.3 billion, representing a growth of 7.3% for the quarter and 11.9% Y-o-Y. R$26.3 billion of Unibanco's assets were loans, R$19.1 billion were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$4.5 billion were interbank investments. According to the new regulations adopted by the Central Bank of Brazil this quarter, Unibanco classified its portfolio of marketable securities in the following categories: 39.2% in trading assets, 32.0% in securities available for sale and 28.8% in securities held to maturity.

- The loan portfolio in June 2002, at R$26.3 billion, increased by 5.5% over the quarter - slightly above the market growth of 4.8% - and 8.1% Y-o-Y.

- At the end of June 2002, the consolidated allowance for loan losses balance totaled R$1,669 million, up 11.6% when compared to March 2002 mainly due to an increase in excess provisions above the minimum required by Res. 2682. Total provisions increased from 5.9% of total loans in March 2002 to 6.3% at the end of June 2002. These provisions were:
  - ✓ R$698 million or 41.8% of the total, set aside to cover overdue credits, bankruptcies and insolvencies;
  - ✓ R$728 million or 43.6% of the total, for the risk on credit transactions, under Resolution 2682, related to credits to mature;
  - ✓ R$243 million or 14.6% of the total, based on more conservative percentages than those required by the Regulatory Authority, of which R$110 million were constituted this quarter.

- Unibanco's overall funding in June 2002 reached R$69.9 billion, including R$20.1 billion in investment funds and funds under management, up 5.0% and 11.9% over the past three and twelve months respectively. Total local and foreign funding increased 9.0% over the quarter to R$49.9 billion on June 30, 2002.

- The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.4% in June 2002, against 13.8% in March 2002, above the minimum required. Unibanco's issuance of US$200 million in subordinated debt was included in the bank's capital base as Tier II.

- The revenues from financial intermediation reached R$6.6 billion in the semester, up 28.8% vs. the same period last year. In the quarter, the revenues from financial intermediation reached R$4.0 billion, a growth of 52.9%.

- Results from financial intermediation, before provisions for loan losses, reached R$3.1 billion in the semester, up 16.8% vs.1S01. The annualized net financial margin was 11.3% in the semester, against 11.4% of the quarter and above the 1S01 figure (10.6%).

- Revenues from services rendered reached R$1.2 billion the first half (vs. R$1.0 billion in the same period in 2001), reflecting the progress of revenues from banking fees and commissions – the result of the customer base increase and the greater activation ratio, as well as of greater product penetration per customer – and also of the favorable performance posted by the credit card segment (revenues 28.4% higher than those obtained in the first half of 2001).

- Administrative and personnel expenses reached R$2.0 billion in the first semester, vs. R$1.9 billion in the same period in 2001. The 9.3% increase in these 12 months was slightly higher than the inflation of the period (7.7%) and is justified by the increase in the customer base and by the September 2001 collective bargaining agreement.

- 1S02's efficiency ratio of 54.1% improved from 57.5% posted in the first semester last year. In the quarter, the ratio stood at 52.6%.

- The percentage of personnel and administrative expenses covered by fees reached 60% in 1S01 and 61% in 2Q02. This indicator has been improving consistently over the last few quarters.

Operating Highlights

Retail Bank

- In 1S02 Unibanco acquired 456,000 new bank accounts through the ContAtiva Program, this figure being 17% higher than 1S01. During this quarter 257,000 new bank accounts were opened. This program seeks to gain, for the network under the Unibanco brand, customers whose monthly income is higher than R$1,000. The initial goal of opening 1.8 million new accounts during the program should be performed almost one year ahead of schedule. This achievement, coupled with current customers, savings account holders and retirees at the end of the semester totals 5.5 million customers under the Unibanco brand. When consumer finance clients are added to this, Unibanco services 12.8 million customers.



Client Base (in million)
3.7
7.7
8.3
13.1
12.8
1.1
0.9
2.9
2.8
3.3
3.9
3.6
3.0
0.7
4.0
5.0
5.2
5.5
10%
30%
Dec-99
Dec-00
Jun-01
Dec-01
Jun-02
FININVEST
UNIBANCO

Note: It includes savings account holders and retirees. Bandeirantes integration concluded in October 2001.

- Unibanco reached the end of June 2002 with 1,435 points of sale, as follows: 802 branches, 448 corporate-site branches, 77 in-store branches and 108 Fininvest stores.

- Retail loan portfolio ended the semester with R$10.7 billion representing a 3.2% growth in twelve months, especially in overdrafts, consumer finance and personal loans.

- Retail bank's demand deposits and savings accounts of R$6 billion grew by 5.3% in the quarter and 11.0% Y-o-Y.

4

- The table below shows ROAE and earnings of the main subsidiaries of the Retail Bank:

R$ million

Companies / Business	Equity stake (%)	Net income 1S02	Average equity	Return on Average Equity per year (%)
Credibanco - Cartão Unibanco	98.9	53	289	36.7
Fininvest	99.8	27	212	25.5
Dibens	51.0	18	157	22.9
Capitalização	99.9	25	128	39.1

- The **Credibanco - Cartão Unibanco** produced net income of R$36 million for the period, up 12.5% over 1S01. Other Credibanco operations generated net income of R$17 million during this period. Thus, Credibanco's total income was R$53 million in 1S02, with ROAE of 36.7%. The credit card billings of Credibanco - Cartão Unibanco in 1S02, measured in terms of volume of purchases and drafts of its associates, reached R$2.1 billion, representing a growth of 17.7% vs. 1S01. The average financed volume reached R$364 million during the period with growth of 26.0% vs. 1S01. At the end of 1S02, the number of cards issued stood at 3.7 million, rising 26.4% when compared to 1S01. As a result, the bank's market share rose to 9.7%, up from 9.5%, according to data released by ABECS (the Brazilian Association of Credit Card and Service Companies).

- The **Credicard group** – formed by the companies **Credicard, Redecard and Orbitall,** Brazil's credit cards market leaders, posted net income of R$346 million in 1S02 of which R$136 contributed to the bank's earnings. Billlings of Credicard group were R$14.7 billion in 1S02, up 18.5% when compared to 1S01.

- **Fininvest** contributed R$27 million to Unibanco's bottom line in 1S02, representing a 25.5% ROAE. Given the current economic environment, the quarter was marked by prudent credit granting policies generating a slowdown in risk exposure and resulting in assets reduction. The absorption of costs relative to revision processes and to the integration of Unibanco and Credibanco also contributed to this result. The company ended the period with R$1.2 billion in loans, a 7.7% drop in the semester, 3.6 million active customers and 108 stores in the country's main markets.

- The **LuizaCred** consumer finance company, Fininvest's subsidiary resulting from the Magazine Luiza partnership, reached R$5.7 million in net income in 1S02 and ROAE of 46.6%. LuizaCred ended June 2002 with R$156 million in loans.

- The **Investcred Unibanco** bank closed 1S02 with net income of R$8.2 million and ROAE of 14.9%. The loan portfolio totaled R$575 million and the number of active customers reached 2.8 million.

- **Banco Dibens**, an association with the Verdi Group targeting the financing of vehicles, posted net income of R$18 million in 1S02, 28.6% higher than the 1S01 figure, and ROAE of 22.9%. The bank ended the semester with a R$1.2 billion loan portfolio, 29.0% higher than the balance for June 2001.

- The **Capitalization** business posted a result of R$25 million in the semester up 13.6% compared to 1S01, in spite of the effects of securities mark-to-market and of the costs in launching UNIBAND NOTA 10 product. Gross revenues reached R$129 million in 1S02, up 7.5% compared to 1S01, and flat in 20Q2 in comparison to the previous quarter.

Wholesale Bank

- The **Wholesale Bank** reached the end of June 2002 with total loans of R$15.8 billion, up 10.6% from March 2002 and 8.9% from June 2001. The portfolio growth in the quarter was mostly affected by the exchange rate devaluation of 22.4% in the period, representing an impact of 4.0% in the portfolio.

- Wholesale bank's demand deposits and savings accounts, of R$1.6 billion, grew by 35.1% in the quarter and 60.1% Y-o-Y.

- In 2Q02, two important long-term foreign currency funding operations were completed: in April, the issuance of subordinated debt, amounting to US$200 million (R$578 million), with initial rate up to the fifth year of 9.375% per year and from the sixth year to the maturity a rate of 11.7995%; and in May, the securitization of receivables amounting to US$400 million (R$1.1 billion), with a 7-year-term, with investor rate of quarterly Libor plus 0.57%.

- As financial agent in the BNDES (Brazilian Development Bank) Onlendings segment, Unibanco continued to rank first among private sector banks in disbursements, with a 10.7% market share. During the semester, R$561.5 million were disbursed. The bank also ranked first in BNDES-exim (financial agent category) with a 17.3% market share, having disbursed R$116.9 million during the semester.

- In **Debt Capital Markets**, Unibanco maintained its # 1 rank, both in terms of origination and distribution of securities, with a 20% market share in both categories. During the semester, Unibanco coordinated eight deals amounting to R$3 billion of which Unibanco underwrote R$1 billion.

- Regarding **Project Finance**, the EATE – Empresa Amazonense de Transmissão de Energia S.A. deal was completed, employing BNDES funds totaling R$488.2 million for a 13-year term. Unibanco acted as financial advisor and was responsible for the structuring of the surety bond, an innovative system that offers protection to the financing parties during the project's construction stage. In addition to this project, the bank acted as financial advisor in the financing operation for 400 grain-transporting railway cars for Ferronorte, amounting to R$62.4 million. 90% of this sum is financed by FINAME over a 5-year term.

- In the **Syndicated Loans** segment, Unibanco took part, as Arranger or Co-Arranger, in eight transactions, totaling R$2.5 billion during the first half of the year.

- In the **M&A segment**, Unibanco advised the company Lafarge in the sale of its concrete plants in Bahia and São Paulo and in the sale of its cement-grinding mill in the city of Brumado. It also advised the Pão de Açúcar supermarket chain in the acquisition of the Sé supermarket chain, transactions that jointly amounted to more than R$600 million.

- Concerning **Cash Management**, more than 56,000 customer companies use Unibanco's cash management services, such as payment and credit. During the first half of the year, the financial margin of the cash management services rose by 25% relative to the same period in 2001, reaching the level of R$157 million.

Insurance and Private Pensions Plans

- The Insurance and Private Pensions Plans businesses posted earnings of R$129 million in 1S02, with a 52.2% growth vs. the same period last year. The companies' net income reached R$77 million in 2Q02, up 47.5% from 1Q02. ROAE in the semester was 22.1%. Total premiums in 1S02 reached R$1.2 billion, 29.5% higher than 1S01 and above the market growth up to June of 12.6%. 2Q02's premiums stood at R$591 million, up 29.4% vs. the same period last year. According to June sector data released by the Insurance regulatory body (SUSEP) and the National Association of Private Pension Funds (ANAPP), Unibanco's insurance companies ranked 4th, with a 6.8% market share in terms of insurance and complementary pension plans.

- Technical reserves under management reached R$2.4 billion at the end of the period, up 20.1% over the same period last year, and 4.3% Q-o-Q.

- The Insurance companies administrative expenses of R$94 million in 1S02, were down 6.1% over 1S01. In 2Q02, the company posted a 4.2% reduction when compared to 1Q02, totaling R$46 million. This result is the fruit of ongoing cost revision and corporate process redesign work. At the end of 1S02, administrative expenses were 10.1% of premiums written, which compared to 19.8% in 1998, reflects productivity and scale gains in the insurance business.

- The combined ratio of the insurance companies in 1S02 was 99.3%, vs. a market projected average of 104.5%, based on preliminary June data from SUSEP. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes gains from technical reserves (extended combined ratio) reached 82.3% in 1S02.

- According to June preliminary figures made available by SUSEP, Unibanco AIG Seguros e Previdência ranked 1st in the fire insurance area, with R$189 million in premiums and growth of 103.5% relative to the same period last year. The company is also the leader of the following segments: D&O (Directors & Officers-executive liability), extended warranty, residential, international transportation, aeronautical and petrochemical risks.

- As regards the sale of Corporate Plans, according to the official statistics released by ANAPP concerning 1S02, Unibanco AIG Previdência headed the period's ranking in terms of sales, with a volume of R$179 million, 37% ahead of the runner-up. The company services approximately 502,000 individual customers and 770 corporate clients.

Wealth Management

- The Wealth Management segment comprises Unibanco's asset management business and private banking, thus benefiting from the typical synergies between the two areas.

- Subsidiary **Unibanco Asset Management – UAM** ended June 2002 with R$20.1 billion in assets under management, up 5.3% from June 2001 and down 3.8% from March 2002. This drop is the result of the impact on the funds industry from the changes in the rules for pricing securities in fund portfolios, as determined by the Central Bank of Brazil on May 31, 2002. Consequently, R$21 billion of the Brazilian funds industry migrated to other types of investments. In spite of the industry having lost these funds, UAM maintained its 4.6% market share.

- The Private Banking area, by the end of 2Q02, reached R$8.6 billion in funds under management, up 14.4% vs. the previous quarter.

Technology and the Internet

- The user base of Unibanco's Internet Banking continued to grow. It reached 774,000 users, 26% above December 2001's 615,000 users. The number of transactions, in turn, reached the 31.2 million mark, which represented a 35% growth relative to the first half of last year. The financial volume stood at R$2.6 billion, 30% greater than that of the same period last year.

- Unibanco implemented a new version of Internet Banking for corporations, making it easier for client companies to access products and services and offering new resources that allows for the gradual replacement of the old 30 Hours PC banking service. The new service enables the online connection of companies to products and services such as receivables (collections, automatic control of checks), payables (suppliers and payroll), loans and financing, financial investments and insurance, reducing the costs of customer service and increase in client convenience.

- A new communication infrastructure for the trading desk was also implemented, speeding up the servicing of customers in the foreign exchange market, retail and wholesale banking segments. This infrastructure resulted in higher availability of servicing and in improvement in the quality of the system.

SPB - Brazilian Payments System

- The Brazilian Financial System successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. As a protective measure, the financial market agreed to increase the minimum amount of funds transfers in the new electronic mode to R$5 million (limit changed to R$1 million on May 13, 2002), thereby substantially reducing the number of operations when the new system was introduced. From July 29 this figure was reduced to R$5,000 making all the SPB functions fully available to customers. Unibanco took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB, including the development of the new clearings. Given the project's complexity, several areas were involved with total investment of R$18 million. Sales force employees were given specific training and lectures, besides institutional communication. As for the customers, information was provided by means of the statements of account, explanatory booklets and dedicated publications, as well as through the bank's website and group meetings with client companies.

Changes in the Regulation of Securities and Derivatives Accounting Records

- The Brazilian Central Bank established new rules for record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

  1. Marketable securities

  According to the Brazilian Central Bank Circular Letter 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading assets; b) securities available for sale; and c) securities held to maturity.

  2. Derivative financial instruments

  According to the Brazilian Central Bank Circular Letter 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at market value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

Community-oriented Activities

- All the measures taken by Unibanco to add value for its stockholders were carried out based on concepts of social responsibility, with efforts focused on the areas of culture, education, healthcare, environment and volunteer work. The recognition of these efforts is found in some of the awards received in 2002: the **Social Responsibility Marketing Best** and the **SuperAção Social** (Social Surpassing) award.

- In the first half of the year, Unibanco Ecologia opened five new environmental centers: Vitória, Recife, Florianópolis, Goiânia and Brasília. Non-profit entities from these cities also benefited from the donation of funds.

- Unibanco made contributions during this semester to charitable institutions and entities in the fields of healthcare and education, including: the Akatu Institute, the Abrinq Foundation (children), Santa Casa de Misericórdia (hospital), APAE - Poços de Caldas (disabled individuals), and the Association of Friends of Muscular Dystrophy Sufferers (Ribeirão Preto/SP). In the cultural area, the bank, by means of the Moreira Salles Institute and Unibanco Espaço de Cinema (movie and theater), sponsored several events, of which the following stand out: Pierre Verger Foundation and the movies *"O Principe"* (The Prince) and "Netto perde *sua alma*" (Netto losts his soul)".

Subsequent Events – Relevant Fact Policy

- In July 2002, the Boards of Directors of Unibanco and of Unibanco Holdings formalized their Corporate Announcement Policy, as required by the new Securities and Exchange Commission (CVM) regulation ICVM 358/2002. For further details, the policy can be found in the Unibanco Investor Relations Site - www.unibanco.com, under Policies and Manuals.

8

The Brazilian Economy

The analysis of Brazil's main economic variables reveals that the economy underwent different situations during the last few months. The improved levels of confidence among businesses and consumers with the end of power rationing, coupled with the reduction of the Selic interest rate in February, were the main factors contributing to the gradual strengthening of the economy in the first quarter. Despite the recovery, Brazil's GDP fell by 0.7% relative to the same period last year.

On the external front, the perception that the fundamental aspects of the Brazilian economy were sounder and very different from Argentina's was essential for the Brazil risk to drop, in March, to the level of 700 base points above the US Treasury interest rate, whereas the exchange rate remained stable, at some R$2.30/US$.

In the second quarter, the deterioration of the international environment (the adjustment process of the US stock market in focus) and doubts regarding the economic policy of Brazil's next government, caused a greater foreign investors' aversion to risk. Brazil's risk level increased substantially and the exchange rate changed considerably, leading to the deterioration of expectations and an increase in future interest rates. The *real* stood at R$2.84/US$ at the end of June, having devalued by 22.4% during the first half of the year.

Inflation, as measured by the IPCA consumer price index, receded more sluggishly than expected and reached 2.9% during the first half of the year. The surge of inflationary pressure caused Brazil's Central Bank (Bacen) to put a stop to the process of reducing interest rates, initiated in February, with a view to maintaining inflation under control. Thus, the Selic interest rate, at the end of June, stood at the same level it had been at in March, 18.5% p.a. The maintenance of interest rates and default at high levels affected the financial system's volume of credit, which rose by 4.8% in the quarter and 5.9% in the first six months of the year. Total credit granted by the private financial sector increased by 4.8% in the quarter and 4.0% in the first half of the year, whereas the public financial sector expanded its credit operations by 4.9% and 9.3%, respectively.

Brazil's external accounts posted a fairly positive performance in the first half of the year. The trade balance improved from a US$74 million deficit in the first semester of 2001 to a US$2.6 billion surplus in the same period in 2002.

Net Income and Stockholders' Equity

Unibanco

Net income for 1S02 reached R$475 million, up 10.2% over the 1S01 figure. Net income for 2Q02 stood at R$253 million, 14.0% over 1Q02. 1S02 operating income of R$702 million posted a 20.6% growth vs. 1S01.

9

Market Capitalization, Equity and Net Income



R$ million
972
739
8,507
591
454
2,906
1,601
4,002
5,504
6,072
7,170
6,262
6,502
1998
1999
2000
2001
1S02
Equity
Market Cap *
Annual Net Income
1st Semester Net Income

(*) Based on GDSs prices.

Earnings per 1000 shares reached R$1.83 in 2Q02, 16.6% higher than the R$1.57 posted in 2Q01. Compared to 1Q02, earnings per 1000 shares increased 14.4%.
Stockholders' equity stood at R$6.3 billion in June 2002, after adjustments of mark-to-market and dividends payment, an increase of 8.2% when compared to June 2001. If one were to disregard the impact of the goodwill amortization from recent acquisitions, results would reach R$269 million and R$505 million in 2Q02 and 1S02, respectively. Stockholders' equity would be R$4.8 billion, resulting in a ROAE of 24.4% and 22.8% in 2Q02 and 1S02, respectively.

Unibanco distributed to its stockholders, as of July 2002, R$160 million in dividends regarding 1S02, up 5.1% over 1S01. Such distribution represented a payout of 35.5% after setting aside 5% as legal reserve, above the 25% minimum payout required by the Brazilian Corporate Law and aligned with the bank's statutory payout of 35%.

The table below shows Unibanco's consolidated profitability:

Profitability	2Q02	1Q02	2Q01	1S02	1S01
Annualized return on average equity (%)	17.1	15.1	16.2	16.0	15.8
Annualized return on average assets (%)	1.7	1.6	1.6	1.6	1.6
Earnings per 1000 shares (R$)	1.83	1.60	1.57	3.43	3.07
Earnings per GDS (R$) (1)	1.81	1.60	1.55	3.41	3.05
Dividends per 1000 common shares (R$)	-	-	-	1.1047	1.0368
Dividends per 1000 preferred shares (R$)	-	-	-	1.2152	1.1405
Dividends per Unit (R$)	-	-	-	2.3352	2.1831
Dividends per GDS (R$)	-	-	-	1.1676	1.0916
Total dividends (R$ million)	-	-	-	2.3352	2.1831
Book value per 1000 shares (R$)	45.20	45.48	41.24	45.20	41.24
Price to book value at the end of the period (2)	1.0	1.2	1.4	1.2	1.4

(1) Each "Global Depositary Share" (GDS) traded abroad (NYSE:UBB) corresponds to 500 Units.
Each Unit consists of one Unibanco preferred share plus one Unibanco Holdings preferred B share.
(2) Based on Brazilian Unit prices (Bovespa: UBBR11).

Unibanco Holdings

Unibanco Holdings's net income for 1S02 reached R$283 million, resulting in earnings per 1000 shares of R$3.39. Stockholders' equity on June 2002 reached R$3.8 billion. The ROAE for the period was 15.8%, while the book value per 1000 shares stood at R$45.23. Unibanco Holdings distributed R$93.8 million in dividends for 1S02.

Assets

Unibanco's consolidated total assets reached R$63.3 billion, representing a growth of 7.3% for the quarter and 11.9% Y-o-Y. R$26.3 billion of Unibanco's assets were loans, R$19.1 billion were marketable securities and derivative financial instruments - issued primarily by the federal government - and R$4.5 billion were interbank investments.

Total Assets, by Type


R$ million
Interbank investments
Securities portfolio
Loans
Others
5,631
5,514
14,048
6,536
8,483
15,811
6,081
21,615
9,733
15,484
25,358
10,076
26,282
13,467
1998
1999
2000
2001
Jun-02

Securities Portfolio

Below is Unibanco's securities portfolio and the impacts of 2Q02 market value adjustments, according to the new regulations issued by the Central Bank of Brazil put into effect on June 30, 2002:

R$ million

Classification of Securities	Amortized Cost	% of Portfolio
Trading assets	7.609	39,2
Securities available for sale	6.199	32,0
Securities held to maturity	5.585	28,8
Total Securities	**19.393**	**100,0**

R$ million

Derivatives and Classification of Securities	Market Value Adjustment on Result	Market Value Adjustment on Equity
Trading assets	(202)	-
Securities available for sale	-	(363)
Securities held to maturity	-	-
Total Securities	(202)	(363)
	-	-
Derivatives	193	32
	-	-
Total	(9)	(331)

Derivative financial instruments, adjusted as per Central Bank of Brazil Circular Letter 3082, produced positive adjustments of R$193 million and R$32 million in income and net equity, respectively.

Trading securities are acquired with the purpose of being actively and frequently traded. They are accounted for at their acquisition cost plus interest earnings and adjusted to market value, with the unrealized profit and losses being recognized in the period's income.

R$ million

Trading Assets	Amortized Cost	Market Value Adjustment (1)	Market Value
Federal government	6,448	(250)	6,198
Financial Treasury Bills (LFT)	789	(2)	787
Treasury Bills (LTN)	2,361	(25)	2,336
Central Bank Notes (NBC)	2,329	(152)	2,177
Treasury Notes (NTN)	969	(71)	898
Open mutual funds	968	-	968
Funds	968	-	968
Others	193	-	193
Others	193	-	193
Total	7,609	(250)	7,359

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. They are accounted for at their acquisition cost plus earnings, which are recognized in the period's income and adjusted to market value in the stockholders' equity account.

R$ million

Securities Available for Sale	Amortized Cost	Market Value Adjustment (1)	Market Value
Federal government	**1,877**	**(89)**	**1,788**
Financial Treasury Bills	737	(12)	725
Central Bank Notes	817	(61)	756
Treasury Notes	259	(6)	253
Others	64	(10)	54
Brazilian sovereign bonds	**718**	**(186)**	**532**
Corporate debt securities	**2,829**	**(55)**	**2,774**
Debentures	2,358	(38)	2,320
Eurobonds	215	(8)	207
Others	256	(9)	247
Bank debt securities	**433**	**(12)**	**421**
Eurobonds	276	(12)	264
Mortgage notes	82	-	82
Bank Deposit Certificate	71	-	71
Others	4	-	4
	-		
Marketable equity securities	**186**	**(21)**	**165**
Open mutual funds	**156**	**-**	**156**
Total	**6,199**	**(363)**	**5,836**

(1) Adjusted on equity.

72

R$ million

Terms - Securities Available for Sale	Amortized Cost	Market Value
Up to 3 months	132	128
From 3 months to 1 year	692	686
From 1 to 3 years	2,138	2,021
From 3 to 5 years	1,319	1,271
From 5 to 15 years	1,513	1,359
Over 15 years	50	50
Indeterminate [(1)]	355	321
Total	**6,199**	**5,836**

(1) Mainly for equity and funds.

Securities held to maturity are those that the institution has the intention and financial capacity to keep until maturity. They are accounted for at the acquisition cost plus interest earnings.

R$ million

Securities Held to Maturity	Amortized Cost
Federal government	**4,837**
Central Bank Notes	1,675
Treasury Notes	3,144
Others	18
Brazilian sovereign bonds	**268**
Eurobonds	268
Corporate debt securities	**444**
Eurobonds	444
Bank debt securities	**36**
Eurobonds	36
Total	**5,585**

R$ million

Terms - Held to Maturity	Amortized Cost
Up to 3 months	110
From 3 months to 1 year	1,084
From 1 to 3 years	3,564
From 3 to 5 years	726
From 5 to 15 years	101
Total	**5,585**

Securities Held to Maturity	Balance on June 30, 2002 (R$ million)	Average Interest Rate per annum (%)	Average Term in Months
I. Securities balance at December 31, 2001, abroad			
(denominated in US$)	748	8.01	33
II. Securities portfolio of acquired bank (indexed by US$)	897	10.25	19
III. Securities held to maturity with third parties resources			
a. Securities (indexed by US$)	3,922	8.79	26
Third parties resources (denominated in US$)	3,922	5.56	46
Annual spread		3.06	
b. Other securities - indexed by IGPM	18	20.32	39
Third parties resources	18	6.00	39
Annual spread		13.51	
Total securities held to maturity	**5,585**	**8.95**	**26**

The market value of securities held to maturity amounted to R$5,006 million in June 2002.

Loan Portfolio

The loan portfolio in June 2002, at R$26.5 billion, increased by 4.9% over the quarter - slightly above the market growth of 4.8% and 6.6% Y-o-Y.

Loan Portfolio


6.6%
2.7%
24,901
25,827
25,284
26,535
3.7%
-2.1%
4.9%
R$ million
Wholesale Bank
Retail Bank
Jun-01
Dec-01
Mar-02
Jun-02

Below is Unibanco's consolidated loan portfolio by client, by segment and by business:

R$ million

Balance of Loans by Client Segment	Jun-02	Mar-02	Jun-02	Quarter Change (%)	Annual Change (%)
Total Corporate	**17,619**	**16,335**	**16,882**	**7.9**	**4.4**
Large corporate	14,676	13,414	13,439	9.4	9.2
Middle market	997	901	907	10.7	9.9
Small Companies	1,946	2,020	2,536	-3.7	-23.3
Total Individuals	**8,916**	**8,949**	**8,019**	**-0.4**	**11.2**
Multiple Bank and other companies	5,264	5,125	4,716	2.7	11.6
Fininvest and LuizaCred	289	384	526	-24.7	-45.1
InvestCred	270	283	-	-4.6	-
Credit cards (1)	3,093	3,157	2,777	-2.0	11.4
Total	**26,535**	**25,284**	**24,901**	**4.9**	**6.6**
Wholesale Bank	**15,833**	**14,316**	**14,533**	**10.6**	**8.9**
Retail Bank	**10,702**	**10,968**	**10,368**	**-2.4**	**3.2**

(1) Includes assignment of loans

R$ million

Loan Portfolio, by Segment	Jun-02	Mar-02	Jun-01	Quarter Change (%)	Annual Change (%)
Commercial, industrial and other	12,645	11,585	11,447	9.1	10.5
Import financing and advances to exporters	3,666	3,360	4,072	9.1	-10.0
Agricultural loans	704	763	765	-7.7	-8.0
Subtotal 1	**17,015**	**15,708**	**16,284**	**8.3**	**4.5**
Credit cards	2,840	2,825	2,416	0.5	17.5
Individuals	5,103	5,023	4,243	1.6	20.3
Leasing	677	741	894	-8.6	-24.3
Real estate loans	647	618	466	4.7	38.8
Subtotal 2	**9,267**	**9,207**	**8,019**	**0.7**	**15.6**
Subtotal lending, leasing and other credits	**26,282**	**24,915**	**24,303**	**5.5**	**8.1**
Assignment of loans with co-obligation	-	37	237	-100.0	-100.0
Co-obligation on credit card customer financing	253	332	361	-23.8	-29.9
Subtotal off-balance	**253**	**369**	**598**	**-31.4**	**-57.7**
Total Portfolio	**26,535**	**25,284**	**24,901**	**4.9**	**6.6**

R$ million

Loans, by Segment and by Companies June 2002	Multiple Bank and Other Companies	Credit Cards	CDC and Auto Financing	Fininvest/ LuizaCred and Investcred	Total
Commercial, industrial and other	12,156	-	325	164	12,645
Import financing and advances to exporters	3,666	-	-	-	3,666
Agricultural loans	704	-	-	-	704
Subtotal 1	**16,526**	**-**	**325**	**164**	**17,015**
Credit cards	126	1,818	-	896	2,840
Individuals	2,948	-	1,597	558	5,103
Leasing	315	-	362	-	677
Real estate loans	647	-	-	-	647
Subtotal 2	**4,036**	**1,818**	**1,959**	**1,454**	**9,267**
Subtotal Loans	**20,562**	**1,818**	**2,284**	**1,618**	**26,282**
Assignment of loans with co-obligation	-	-	-	-	-
Co-obligation on credit card customer financing	-	253	-	-	253
Subtotal off-balance	**-**	**253**	**-**	**-**	**253**
Total Portfolio	**20,562**	**2,071**	**2,284**	**1,618**	**26,535**

Note:

Multiple Bank except for Unibanco Financeira portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.
Credit Cards: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit, Leasing and Auto Financing : Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasin and Banco1.net Financeira.

The credit portfolio in the Retail segment fell by 2.4% this quarter, especially in the consumer credit companies (Fininvest/LuizaCred and Investcred), which posted a 11.4% drop. The reduction in the volume of credit operations at these companies was driven by more rigid policies for granting new credits. As regards June 2001, Retail loans rose by 3.2%, especially in overdrafts, consumer credit and personal loans.

The credit portfolio in the Wholesale segment posted a 10.6% growth relative to the previous quarter, which can be ascribed not only to the 22.4% exchange rate fluctuation during the period, but also to an increase in the demand for products such as imports and exports financing. External onlendings, consisting of Eurobonds, Resolution 63 and Eximbank, fell by 4.3%, whereas foreign exchange operations rose by 26%.

Allowance for Loan Losses

At the end of June 2002, the consolidated allowance for loan losses balance totaled R$1,669 million, up 11.6% when compared to March 2002 mainly due to an increase in excess provisions above the minimum required by Res. 2682. Total provisions increased from 5.9% of total loans in March 2002 to 6.3% at the end of June 2002.

These provisions were:

- ✓ R$698 million or 41.8% of the total, set aside to cover overdue credits, bankruptcies and insolvencies;
- ✓ R$728 million or 43.6% of the total, for the risk on credit transactions, under Resolution 2682, related to credits to mature;
- ✓ R$243 million or 14.6% of the total, based on more conservative percentages than those required by the Regulatory Authority, of which R$110 million were constituted this quarter.

R$ million

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments			
AA	-	10,736	40.5	-	-	7	7	0.1
A	0.5	7,447	68.5	-	37	6	43	0.6
B	1.0	2,488	77.9	2	23	1	26	1
C	3.0	3,606	91.5	7	101	39	147	4.1
D	10.0	521	93.5	17	35	50	102	16.6
E	30.0	384	94.9	45	71	46	162	42.2
F	50.0	319	96.1	83	76	44	203	63.6
G	70.0	351	97.4	110	136	50	296	84.3
H	100.0	683	100	434	249	-	683	100
TOTAL [(1)]		26,535		698	728	243	1,669	
% of portfolio							6.3%	

(1) Includes the loan portfolio and other credits, such as receivables as guarantees honored, notes receivable, sundry and assignment of loans with co-obligation.

(1) Inclui a carteira de operações de crédito e outros créditos, tais como avais e fianças honrados, devedores por conta de valores e bens, títulos e créditos a receber.

Credit Portfolio Breakdown



23,473
24,901
25,457
25,827
25,284
26,535
R$ million
40.5%
28.6%
29.0%
28.0%
10.9%
10.6%
12.7%
11.7%
13.1%
13.6%
9.2%
9.1%
8.7%
8.6%
8.8%
8.5%
AA
A
B
C
D-H
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02

Top-rated loans classified as AA and A represented, in June 2002, 68.5% of the portfolio. On a cumulative basis, 91.5% of the portfolio consisted of AA and C credits in June 2002 slightly above the 91.2% level posted in March 2002.

The table below shows the distribution of the credit portfolio and total provisions maintained by the Multiple Bank and by the consolidated subsidiaries and affiliates:

R$ million

Companies	Total Portfolio			Total Provision			Total provision to portfolio (%)		
	Jun-02	Mar-02	Jun-01	Jun-02	Mar-02	Jun-01	Jun-02	Mar-02	Jun-01
Multiple bank	21,096	19,588	19,586	1,060	889	1,061	5.0	4.5	5.4
Subsidiaries and affiliates	5,439	5,696	5,315	609	607	593	11.2	10.7	11.2
Unibanco consolidated	**26,535**	**25,284**	**24,901**	**1,669**	**1,496**	**1,654**	**6.3**	**5.9**	**6.6**

The tables below show the breakdown of credit risk and allowance for loan losses as of June 2002:

R$ million

Portfolio Classification, by Risk	Multiple Bank and Other Companies	Credit Cards	CDC and Auto Financing	Fininvest/ LuizaCred and Investcred	Total
AA	9,489	357	854	36	10,736
A	4,179	1,149	1,082	1,037	7,447
B	2,139	149	112	88	2,488
C	3,347	71	111	77	3,606
D	347	62	37	75	521
E	234	50	18	82	384
F	166	55	14	84	319
G	207	51	11	82	351
H	454	127	45	57	683
Total	20,562	2,071	2,284	1,618	26,535

R$ million

Provision for Loan Losses Portfolio Classification, by Risk	Multiple Bank and Other Companies	Credit Cards	CDC and Auto Financing	Fininvest/ LuizaCred and Investcred	Total
AA	7	-	-	-	7
A	22	11	5	5	43
B	21	3	1	1	26
C	138	3	3	3	147
D	69	12	9	12	102
E	93	29	10	30	162
F	107	39	11	46	203
G	185	42	9	60	296
H	454	127	45	57	683
Total	1,096	266	93	214	1,669

Note:

Multiple Bank except for Unibanco Financeira portfolio. Other companies include Unibanco Luxembourg, Insurance, etc.

Credit Cards: Cartão Unibanco and the 33% stake in Credicard.

Consumer Direct Credit, Leasing and Auto Financing : Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira

Provisions for Loan Losses.

Below are Unibanco's consolidated changes in provisions for loan losses and loan recoveries:

R$ million

Allowance for Loan Losses	2Q02	1Q02	2Q01	1S02	1S01
Allowance for loan losses (opening balance)	1,496	1,538	1,561	1,538	1,484
Expense with provisions for loan losses	613	417	433	1,030	815
Loan charge-off	(440)	(459)	(340)	(899)	(645)
Allowance for loan losses (closing balance)	**1,669**	**1,496**	**1,654**	**1,669**	**1,654**
Loan recovery	104	79	74	183	156
Net write-off	(336)	(380)	(266)	(716)	(489)
Net write-off / Total loan portfolio (%)	1.3	1.5	1.1	2.7	2.0

R$ million

Allowance for Loan Losses by Company - 2Q02	Multiple Bank and Other Companies	Credit Cards	CDC and Auto Financing	Fininvest/ LuizaCred and Investcred	Total
Allowance for loan losses (opening balance)	934	256	97	209	1,496
Expense with provisions for loan losses	336	97	9	171	613
Loan charge-off	(174)	(87)	(13)	(166)	(440)
Allowance for loan losses (closing balance)	**1,096**	**266**	**93**	**214**	**1,669**
Loan recovery	40	26	3	35	104
Net write-off	(134)	(61)	(10)	(131)	(336)
Net write-off / Total loan portfolio (%)	0.7	2.9	0.4	8.1	1.3

R$ million

Allowance for Loan Losses by Company - 1Q02	Multiple Bank and Other Companies	Credit Cards	CDC and Auto Financing	Fininvest/ LuizaCred and Investcred	Total
Allowance for loan losses (opening balance)	991	220	94	233	1,538
Expense with provisions for loan losses	159	113	9	136	417
Included/adjusted balance	(216)	(77)	(6)	(160)	(459)
Allowance for loan losses (closing balance)	**934**	**256**	**97**	**209**	**1,496**
Loan recovery	42	29	3	5	79
Net write-off	(174)	(48)	(3)	(155)	(380)
Net write-off / Total loan portfolio (%)	0.9	2.3	0.1	8.5	1.5

Note:

Multiple Bank except for Unibanco Financeira portfolio. Other companies include Luxembourg, Insurance, etc.

Credit Cards: Cartão Unibanco and the 33% stake in Credicard.

Consumer Direct Credit, Leasing and Auto Financing : Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira

Funding

Below is Unibanco's consolidated funding:

R$ million

Funding	Jun-02	Mar-02	Jun-01	Quarter Change (%)	Annual Change (%)
Total funds in local currency	**34,600**	**35,290**	**31,185**	**-2.0**	**11.0**
Total deposits	**19,797**	**18,184**	**13,644**	**8.9**	**45.1**
Demand deposits	1,973	1,797	1,925	9.8	2.5
Savings deposits	4,793	4,575	4,021	4.8	19.2
Interbank deposits	54	174	318	-69.0	-83.0
Time deposits	12,977	11,638	7,380	11.5	75.8
Funds obtained in the open market	**5,963**	**8,490**	**10,428**	**-29.8**	**-42.8**
Debentures and mortgage notes	**456**	**460**	**475**	**-0.9**	**-4.0**
Local onlendings (BNDES funds)	**4,391**	**4,274**	**3,516**	**2.7**	**24.9**
Tech. provision for insurance, capitaliz. and retir. plans	**2,565**	**2,472**	**2,155**	**3.8**	**19.0**
Other	**1,428**	**1,410**	**967**	**1.3**	**47.7**
Total funds in foreign currency	**15,282**	**10,485**	**12,264**	**45.8**	**24.6**
Total deposits	**1,605**	**1,116**	**1,242**	**43.8**	**29.2**
Demand deposits	741	422	365	75.6	103.0
Savings deposits	157	141	142	11.3	10.6
Interbank deposits	7	2	-	250.0	-
Time deposits	700	551	735	27.0	-4.8
Funds obtained in the open market	**870**	**654**	**509**	**33.0**	**70.9**
Local onlendings (BNDES funds)	**338**	**273**	**305**	**23.8**	**10.8**
Finance lines for exports and imports	**3,821**	**2,912**	**3,856**	**31.2**	**-0.9**
Eurobonds and commercial paper	**3,504**	**2,936**	**3,833**	**19.3**	**-8.6**
Subordinated Notes	**578**	**-**	**-**	**-**	**-**
Securitization	**1,138**	**-**	**-**	**-**	**-**
Other	**3,428**	**2,594**	**2,519**	**32.2**	**36.1**
Total funds	**49,882**	**45,775**	**43,449**	**9.0**	**14.8**
Assets under management	20,056	20,856	19,039	-3.8	5.3
Total funds + assets under management	**69,938**	**66,631**	**62,488**	**5.0**	**11.9**

In June 2002, Unibanco's overall funding reached R$69.9 billion, including R$20.1 billion in investment funds and funds under management, up 5.0% and 11.9% over the past three and twelve months respectively. Total local and foreign funding increased 9.0% over the quarter to R$49.9 billion on June 30, 2002. Local funding decreased 2.0% in the quarter to R$34.6 billion, mainly due to a 29.8% drop in open market funding.

The balance of deposits (in local and foreign currencies) rose by 10.9% this quarter. Demand deposits increased by 22.3%, savings accounts by 5.0% and time deposits by 12.2%. Both time and demand deposits rose primarily because of the migration from investment funds resulting from the introduction of the new mark-to-market rule. Time deposits balance expanded by R$900 million brought by the Retail Bank and R$600 million by the Wholesale Bank. Even taking into account the migration from investment funds to fixed income instruments, the total accrued spread of these products was maintained. Unibanco has been posting an improvement in the proportion of deposits relative to the credit portfolio. This was 61.3% in June 2001 and rose to 81.4% in June 2002. Deposits increased by 43.8% Y-o-Y, whereas the credit portfolio (as per Financial Statements) increased by 8.1%.

In June 2002, the compulsory deposit on time deposits was changed, rising to 15% from 10%. The liability consists of securities remunerated at the Selic interest rate. In July of this year, the compulsory deposit on savings accounts was also changed, rising to 20% from 15%. The impact of both these changes will not be relevant on the bank's 2S02 profitability.

Funding from foreign currencies rose by 45.8% this quarter and by 24.6% Y-o-Y, totaling R$15.3 billion at the end of June 2002. A highlight for this growth were two important long-term foreign currency funding operations: the issuance of subordinated debt, amounting to US$200 million (R$578 million), with initial rate up to the fifth year of 9.375% per year and from the sixth year to the maturity a rate of 11.7995%; and in May, the securitization of receivables amounting to US$400 million (R$1.1 billion), with a 7-year-term, with investor rate of quarterly Libor plus 0.57%.

Funds and portfolios managed by UAM – Unibanco Asset Management reached the end of June with R$20.1 billion in assets, a figure 5.3% better than the June 2001 figure, but 3.8% lower than the March 2002 amount (see Main Subsidiaries and Affiliates – Asset Management).

Source of Deposits and Funds


June 2001
June 2002
9.1%
5.1%
0.1%
7.1%
6.2%
0.1%
Demand deposits
Time deposits
Savings
Funds
44.4%
50.9%
Retail
Wholesale
Retail
Wholesale

Funds Breakdown


0.9%
0.7%
Off-shore
Corporate
Private
Institutional
Retail
41.2%
42.6%
40.8%
Jun-01
Jun-02

Capital Adequacy Ratio

Below are Unibanco's consolidated main capital adequacy ratios:

Capital Adequacy (%)	Jun-02	Mar-02	Jun-01
Equity / Total assets	9.9	10.7	10.2
Equity / Loans	23.8	25.3	23.8
BIS ratio (under Central Bank of Brazil guidelines)	13.4	13.8	14.4

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.4% in June 2002, against 13.8% in March and 14.4% in June 2001, above the minimum required. Unibanco's issuance of US$200 million in subordinated debt was included in the bank's capital base as Tier II.

The table below shows the BIS ratio variation over the quarter:

BIS Ratio Impacts in 2Q02 (%)	
BIS Ratio on March 31, 2002	**13.8**
Risk average assets growth	(1.1)
Changes in market risk	
Foreign exchange position	(0.2)
Interest rate	(0.1)
Tier II	1.0
BIS Ratio on June 30, 2002	**13.4**

21

Performance Overview

Results

The 2Q02 financial intermediation revenues of R$4.0 billion rose 52.9% this quarter and 28.8% vs. 1S01. The results provided by securities posted a 113.6% growth during the quarter, due to the increase in balances, the exchange rate fluctuation and the new regulation changes. The revenues and expenses from financial intermediation were mostly affected by the foreign exchange fluctuation. The average spreads of the Retail and Wholesale portfolio remained mostly unchanged in both 2Q02 and 1Q02. The financial margin stood at 11.4% in 2Q02 and 11.3% in 1S02, as follows:

Net Financial Margin (%)



10.6
11.3
10.6
11.6
11.4
1S01
1S02
2Q01
1Q02
2Q02

Expenses with provisions for loan losses totaled R$613 million in 2Q02, up 47.0% over 1Q02 and 41.6% over 2Q01. In 2Q02 free provisions increased by R$110 million due to stronger prudential criteria than those required by Resolution 2682 (see Assets - Allowance for Loan Losses).

Investments abroad amounting to R$2.8 billion and R$2.4 billion at the end of June and March 2002, respectively, were partially hedged during these periods:

R$ million

Managerial Impact on Investments Abroad	2Q02	1Q02	2Q01	1S02	1S01
Exchange rate fluctuation on investments abroad	511	2	125	513	296
Hedge on investments abroad	(283)	26	(46)	(257)	(124)
Net impact	228	28	79	256	172
Opportunity cost (Interbank rate)	(95)	(95)	(65)	(190)	(121)
Managerial impact on investments abroad	133	(67)	14	66	51

Below are Unibanco's consolidated main assets and liabilities in foreign and local currencies:

R$ million

Main Assets and Liabilities in local and Foreign Currency	Jun-02	Mar-02	Jun-01
Total securities portfolio	**19,092**	**17,835**	**13,691**
Local currency	8,510	9,509	8,006
Foreign currency	10,582	8,326	5,685
Total Net loans	**24,613**	**23,419**	**22,649**
Local currency	17,876	17,244	15,368
Foreign currency	6,737	6,175	7,281
Total deposits	**21,402**	**19,300**	**14,886**
Local currency	19,797	18,184	13,644
Foreign currency	1,605	1,116	1,242
Total notes and debentures	**3,960**	**3,396**	**4,308**
Local currency	456	460	475
Foreign currency	3,504	2,936	3,833
Total borrowings and onlendings	**10,759**	**9,190**	**9,640**
Local currency	4,537	4,411	3,696
Foreign currency	6,222	4,779	5,944

1S02 operating income of R$702 million was 20.6% higher than 1S01. The graph below shows net revenues by business type:

Net Revenues, by Business Type


Net financial result
Banking fees
Credit cards
Insurance / Capitalization / Pension Plans
Asset Management fees
15%
17%
21%
19%
11%
11%
13%
45%
40%
1998
1999
2000
2001
2Q02

Fees from Services Rendered

Below is the breakdown of Unibanco's consolidated fees from services rendered:

Fees from Services Rendered	2Q02	1Q02	2Q01	1S02	1S01
Banking fees and other fees and commissions	318	290	267	608	517
Credit Cards	256	251	202	507	395
Assets under management	62	57	59	119	125
Total fees from services rendered	**636**	**598**	**528**	**1,234**	**1,037**

R$ million

Fees from services rendered in 2Q02 totaled R$636 million, a 6.4% increase Q-o-Q and a 20.5% rise from 2Q01. During the first semester of 2002, total fees from services rendered of R$1.2 billion posted a 19.0% growth compared to the same period last year.

2Q02 banking fees of R$318 million grew by 9.7% from 1Q02, and 19.1% over 2Q01. This growth was due to the increase in Unibanco's customer base, with a greater activation ratio and increased product penetration per customer.

2Q02 revenues from the credit card business amounted to R$256 million, a 2.0% rise over 1Q02 and 26.7% over 2Q01. In the first semester of 2002, credit card revenues showed an increase of 28.4% compared to the same period last year. This performance is due to the increase in market billings of 10.9% Y-o-Y, and to the cards portfolio growth.

The graph below shows the fees from services rendered vs. administrative and personal expenses:

Fees from Services Rendered vs. Personnel and Administrative Expenses



R$ million
55.0%
60.0%
55.0 %
58.9%
61.0%
884
962
1,016
1,041
528
598
636
1S01
1S02
2Q01
1Q02
2Q02
Personnel and administrative expenses
Fees from services rendered
Fees from services rendered / Personnel and Administrative Expenses

The percentage of personnel and administrative expenses covered by fees exceeded the 60% level in 2Q02. This indicator has been improving consistently over the last few quarters.

Personnel and Administrative Expenses

Below is the breakdown of Unibanco's consolidated personnel expenses:

R$ million

Personnel Expenses	2Q02	1Q02	2Q01	1S02	1S01
Multiple Bank	280	278	277	558	543
Subsidiaries and affiliates	123	120	113	243	230
Total	**403**	**398**	**390**	**801**	**773**

Personnel expenses fluctuated by 3.6% (R$28 million) in 1S02 relative to the same period last year, even considering the impact of salary adjustments (R$41.3 million) in the financial companies during the second half of 2001. This reflects the efficiency gains that resulted from the Bandeirantes integration process. At the Multiple Bank, the increase in personnel expenses that took place in 1S02, as compared to 1S01, of R$15 million (2.8%), is explained by the impact of organic growth resulting from the ContAtiva project and by the September 2001 collective bargaining. The subsidiaries and affiliated companies, posted an increase of R$13 million in 1S02 vs. 1S01, due to an average 6% salary adjustment as well as the organic growth of the business. We highlight the main changes as follows:

- ✓ Fininvest: (R$7.5 million) despite the integration processes with the Multiple Bank and Credibanco – Cartão Unibanco, and also the outsourcing of the telephone call center, which resulted in cost reductions, the opening of 35 stores and the staff increase needed to meet the requirements of the partnerships with supermarket chains generated a cost increase;
- ✓ Credicard: (R$5.6 million) business volume expansion;
- ✓ Blockbuster: (R$1.9 million) opening of 9 stores;
- ✓ Banco1.net: (R$2.7 million) Investshop incorporation.

Total 2Q02 total personnel expenses grew by R$5 million or 1.3%, compared to 1Q02. In the Multiple Bank, personal expenses remained stable in the quarter, even taking into account the seasonal effect of vacations, which shows the benefits of implementing cost cutting measures. Fininvest posted growth due to extraordinary expenses with dismissals, their operating restructuring and to the revision of processes.

Below is Unibanco's consolidated breakdown of administrative expenses:

R$ million

Administrative Expenses	2Q02	1Q02	2Q01	1S02	1S01
Multiple Bank	369	365	340	734	674
Subsidiaries and affiliates	269	253	232	522	437
Total	**638**	**618**	**572**	**1,256**	**1,111**

1S02 administrative expenses increased by R$145 million or 13.1% vs. 1S01, and by R$20 million, or 3.2% Q-o-Q.

At the Multiple Bank, the evolution of expenses during 2Q02 and 1S02, as compared to the same periods last year, is explained by the impact of the rises of telephone, postal and power rates, as well as of telemarketing contracts, data transmission and transportation, and the increased volume of processing.

1S02 administrative expenses at subsidiaries and affiliates, relative to 1S01, rose by R$85 million (19.5%), which is explained by the following events:

- ✓ Fininvest: (R$27 million) expansion of the stores network and partnerships with stores and supermarkets;
- ✓ Credicard: (R$15 million) 14% increase in the volume of transactions;

- ✓ Credibanco - Cartão Unibanco: (R$10 million) increase in communication and telemarketing expenses due to the growth of the portfolio;
- ✓ Blockbuster: (R$5 million) expansion of stores network.

The table below shows the breakdown of Unibanco's consolidated total administrative and personnel expenses:

R$ million

Total Expenses	2Q02	1Q02	2Q01	1S02	1S01
Multiple Bank	649	643	617	1,292	1,217
Subsidiaries and affiliates	392	373	345	765	667
Total	**1,041**	**1,016**	**962**	**2,057**	**1,884**

Main Performance Ratios

Below are Unibanco's main consolidated performance ratios:

Performance Ratios (%)	2Q02	1Q02	2Q01	1S02	1S01
Fees from services rendered / Personnel and administrative expenses	61.0	58.9	55.0	60.0	55.0
Fees from services rendered / Personnel expenses	157.6	150.4	135.6	154.0	134.1
Efficiency ratio (1)	52.6	55.8	56.3	54.1	57.5

(1) (Personnel Expenses + Other Administrative Expenses) / (Net Income from Financial Intermediation - Provisions for loan losses + Fees from services rendered + Insurance Result + Credit card selling expenses + Taxes + Other Operating Income + Other Operating Expenses).

The 2Q02 efficiency ratio of 52.6% improved from 55.8% in the previous quarter.

At the end of June 2002, the Unibanco group, including its subsidiaries, had 27,808 employees, compared to 28,846 at the end of June 2001 and 28,809 in March 2002. The reduction was due to the synergy gains that resulted from the completion of the Bandeirantes integration process, the restructuring in Fininvest, where activities such as collections were merged, besides the outsourcing of the telephone call center and the revision of the commercial area processes. The following table shows the number of employees:

Employees	2Q02	1Q02	2Q01
Multiple Bank	21,232	21,245	21,776
Subsidiaries and affiliates	6,576	7,564	7,070
Fininvest	3,798	4,709	4,015
Other subsidiaries and affiliates	2,778	2,855	3,055
Total	**27,808**	**28,809**	**28,846**

Efficiency Ratio and Number of Employees


57.5%
54.1%
56.3%
55.8%
52.6%
28,846
28,809
27,808
1S01
1S02
2Q01
1Q02
2Q02
Efficiency ratio
Number of employees

27

Main Subsidiaries and Affiliates

The table below shows the earnings of Unibanco's main subsidiaries and affiliates:

Main Companies	Business	Equity Stake (%)	Adjusted Equity on Jun-02	Adjusted Net Income				
				2Q02	1Q02	2Q01	1S02	1S01
Subsidiaries								
Unibanco AIG Seguros	Insurance	49.7	1,184	78	48	49	126	71
Unibanco Capitalização	Annuities	99.9	374	9	13	14	22	22
Unibanco AIG Previdência [1]	Retirement Plans	49.7	99	8	10	7	18	13
Estrel Adm. Seguros	Insurance Brokerage	99.9	42	6	4	5	10	12
Credibanco - Cartão Unibanco	Credit Cards	98.9	274	29	24	24	53	36
Banco Fininvest	Consumer Financing	99.8	225	12	15	17	27	30
Unibanco Asset Management	Asset Management	93.0	19	6	3	7	9	14
Banco Dibens	Banking/Leasing	51.0	172	10	8	8	18	14
Unibanco Leasing	Leasing	99.9	110	2	2	(17)	4	(16)
Banco Bandeirantes [2]	Banking	100.0	315	36	17	12	53	28
Unibanco Corretora	Brokerage House	100.0	54	1	-	2	1	3
Affiliates								
AIG Brasil	Insurance	50.0	71	(3)	3	5	-	14
Credicard/Redecard/Orbitall	Credit Cards	33,3 / 31,9 / 33,3	471	199	147	105	346	232

(1) Unibanco AIG Previdência's equity and net profit are included in Unibanco AIG Seguros' results, as it is a subsidiary of the latter.

(2) Given the existence of unrealized income, Banco Bandeirantes stockholders' equity and net income are adjusted to reflect the investment and Unibanco's consolidated equity in net income.

Insurance and Private Pension Plans

The Insurance and Private Pensions Plans businesses posted net income of R$129 million in 1S02, a 52.2% growth vs. the same period last year. The companies' net income reached R$77 million in 2Q02, up 47.5% from 1Q02. ROAE in the semester was 22.1%. Total premiums in 1S02 reached R$1.2 billion, 29.5% higher than 1S01 and above the market growth up to June of 12.6%. 2Q02's premiums stood at R$591 million, up 29.4% vs. the same period last year. According to June sector data released by the Insurance regulatory body (SUSEP) and the National Association of Private Pension Funds (ANAPP), Unibanco's insurance companies ranked 4th, with 6.8% of the market in terms of insurance and complementary pension plans.

Technical reserves under management reached R$2.4 billion in 1S02, up 20.1% over the same period last year, and 4.3% Q-o-Q.

Insurance

The insurance companies, Unibanco AIG Seguros and AIG Brasil, generated consolidated net income of R$126 million in 1S02, up 48.2% Y-o-Y. In 2Q02 net income reached R$75 million, up 47.1% compared to 1Q02. This performance results from applying, on an ongoing basis, policies for preventing and regulating claims, a sales mix focused on products with a higher margin and lower volatility, the introduction of new products and gains from selling some real estate.

28

R$ million

Consolidated Insurance Figures	2Q02	1Q02	2Q01	1S02	1S01
Gross revenues / Net premiums written	449	449	337	898	656
Premiums earned	297	283	274	580	559
Industrial result	54	62	71	116	123
Personnel & administrative expenses	(46)	(48)	(50)	(94)	(100)
Taxes and others operational	(10)	(8)	(7)	(18)	(15)
Operational income	(1)	5	14	4	8
Financial income / Equity	100	61	51	161	90
Income before taxes	98	67	65	165	98
Net income	75	51	55	126	85
Combined ratio (%) [(1)]	100.5	98.1	94.9	99.3	98.6
Extended combined ratio (%) [(2)]	80.9	83.9	82.8	82.3	87.1

(1) (Operating expenses + administrative expenses + selling expenses) / premiums earned.

(2) (Operating expenses + administrative expenses + selling expenses) / (premiums earned + financial income).

Net premiums written of R$898 million in the semester increased 36.9% Y-o-Y, whereas industry grew by 13.2% in the same period.

According to June preliminary figures made available by SUSEP, Unibanco AIG Seguros e Previdência ranked first in the fire insurance area, with R$189 million in premiums in the 1S02 and growth of 103.5% relative to the same period last year. The company is also the leader of the following segments: D&O (Directors and Officers-executive liabilities), extended warranty, residential, international transportation, aeronautical and petrochemical risks.

Consolidated Insurance Premiums Written (%)					
	2Q02	1Q02	2Q01	1S02	1S01
Life	21.7	21.8	26.3	21.7	26.9
Health	4.5	4.2	5.2	4.4	5.4
Auto	27.2	26.4	31.3	26.8	28.9
Others [(1)]	46.6	47.6	37.2	47.1	38.8
Total	100.0	100.0	100.0	100.0	100.0

(1) Includes property, cargo, marine and other insurance.

The insurance companies' technical reserves reached R$721 million in 1S02, up 12.8% vs. 1S01 and 4.1% over the previous quarter.

The administrative expenses reached R$94 million in 1S02, down 6.1% over 1S01. The company posted a 4.2% reduction in 2Q02 when compared to 1Q02, totaling R$46 million. This result is due to ongoing cost revisions and corporate processes redesign work. At the end of 1S02, administrative expenses represented 10.1% of premiums written, which compared to 19.8% in 1998, reflecting the productivity and scale gains in the insurance businesses.

The combined ratio of the insurance companies in 1S02 stood at 99.3%, vs. the market projected average of 104.5%, based on preliminary June figures from SUSEP. The company maintained its top ranking relative to its main competitors as regards this indicator. The same ratio, under a broader concept, which includes gains from technical reserves (extended combined ratio) reached 82.3% in 1S02.

The graph below shows the insurance premiums distribution by channel:

Premiums Earned by Distribution Channel


5%
29%
24%
9%
30%
39%
22%
Other channels
Commercial and brokers
Wholesale bank
Retail bank
2Q02
1Q02

Other channels: mandatory car insurance , Cartão Unibanco, other banks, etc.

Private Pension Plans

Unibanco AIG Previdência earned R$18 million in net income in 1S02, up 38.5% over 1S01. In 2Q02, net income reached R$8 million, down 20% over 1Q02, mainly due to the effects of the new regulations issued by Central Bank of Brazil (Circular Letter 3068) regarding securities mark-to-market.

1S02 gross revenues reached R$296 million. If the 1S01 base is adjusted by excluding the Bandeirantes' portfolio, the real adjusted growth for the 12-month period is 19%. During this period, the market's growth was a negative 3.8%, excluding VGBL product. Comparing 2Q02 with 1Q02, there was a 19.1% reduction in the company's billings, due to the seasonal nature of corporate plan sales, which should have a positive impact on the next quarter. This performance is largely due to the maturing of new products introduced the previous year in the individual customer segment, such as **Prever Invest**, whose growth was 230% in 1S02 vs. 1S01, with gross revenues of R$35 million. In 2Q02, there was a 13.3% growth relative to 1Q02.

As regards the sale of Corporate Plans, according to the official statistics released by ANAPP (National Private Pension Fund Association) concerning 1S02, Unibanco AIG Previdência headed the period's ranking in terms of sales, with a volume of R$179 million, 37% ahead of the runner-up. The company services approximately 502,000 individual customers and 770 corporate customers.

In June 2002, technical reserves stood at R$1.6 billion, up 23.6% over 1S01 and 4.1% over 1Q02.

Technical Reserves - R$ million


2Q02
1,643
1Q02
1,578
4Q01
1,482
3Q01
1,407
2Q01
1,329
1Q01
1,289

Credit Cards

In the credit card segment, Unibanco operates through **Credibanco – Cartão Unibanco**, **Credicard Group** (Credicard, Redecard and Orbitall) and the credit card segment of **Fininvest**.

Credibanco – Cartão Unibanco

The **Credibanco - Cartão Unibanco** produced a net income of R$36 million in 1S02, up 12.5% over 1S01. The other Credibanco operations generated net income of R$17 million during this period. Thus, Credibanco's total income, including credit card operations, was R$53 million in the semester with a ROAE of 36.7%.

Credibanco's cards billings in 1S02, measured in terms of the volume of purchases and drafts of its associates, reached R$2.1 billion, representing a growth of 17.7% vs. 1S01. The average financed volume reached R$364 million during the period, a growth of 26% vs. 1S01.

At the end of 1S02, the number of cards issued totaled 3.7 million, a rise of 26.4% vs. 1S01 and 2.1% vs. 1Q02. As a result, the company's market share rose to 9.7%, up from 9.5%, according to data released by ABECS (the Brazilian Association of Credit Card and Service Companies).

Cartão Unibanco Portfolio



8.8%
9.4%
9.1%
9.0%
8.8%
9.5%
11.0%
10.0%
10.1%
9.7%
2.1
2.3
2.4
2.5
2.8
3.0
3.5
3.5
3.6
3.7
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
# of Cards (million)
Market Share

Source: ABECS - Brazilian Association of Credit Card Companies and Services

Credit cards fee revenues reached R$83 million in 1S02, 16.9% above the 1S01 figure, due to portfolio increase and growth in the volume of transactions.

Below are the company's main indicators:

31

R$ million

Business Information	2Q02	1Q02	2Q01	1S02	1S01
Total credit cards issued (thousand)	3,716	3,638	2,941	3,716	2,941
Billings	1,077	1,055	910	2,133	1,812
Average outstanding	367	360	303	364	289
Transactions (million)	15	15	12	30	25
Total credit portfolio	874	846	784	874	784
Financial Information	**2Q02**	**1Q02**	**2Q01**	**1S02**	**1S01**
Fees	41	42	37	83	71
Total revenues	189	148	120	337	239
Net income [(1)]	29	24	24	53	36

(1) 2001 figure includes Banco Bandeirantes' credit card base and Credibanco.

Credicard Group

The Credicard group of companies - Credicard, Redecard and Orbitall – Brazil's credit card market leaders, posted net income of R$346 million in 1S02, up 49.1% Y-o-Y, of which R$136 million contributed to Unibanco's earnings. The good performance of the Credicard group companies in 1S02 is related to the 14.3% growth in the volume of transactions and to reductions in expenses with loan losses in the period.

Credicard group's billings totaled R$14.7 billion in 1S02, a 18.5% growth compared to 1S01.

Fininvest

Fininvest contributed R$27 million to Unibanco's bottom line in 1S02, representing a 25.5% ROAE. In 2Q02 the company's results contributed R$12 million to the bank's bottom line, 20.0% down compared to 1Q02. Given the current economic environment, the quarter was marked by prudent credit granting policies generating a slowdown in risk exposure and resulting in assets reduction. The absorption of costs relative to revision processes and to the integration of Unibanco and Credibanco also contributed to this result.

R$ million

Business Information	2Q02	1Q02	2Q01	1S02	1S01
Total active accounts (million)	3.6	3.9	3.6	3.6	3.6
Billings	832	865	921	1,697	1,757
Transactions (million)	11	11	9	22	18
Total credit portfolio [(1)]	1,350	1,543	1,544	1,350	1,544
Financial Information					
Fees	60	68	52	127	95
Total revenues (without fees)	174	170	180	344	355
Administrative and personnel expenses	(113)	(105)	(93)	(218)	(179)
Adjusted net income	12	15	17	27	30

(1) includes LuizaCred.

Fininvest administrative expenses amounted to R$218 million in 1S02, with a 21.8% growth relative to 1S01, as a result of the expansion of the distribution network with the opening of 29 new stores in 2S01 and six in 1S02 and the establishment of new partnerships. In 2Q02 these expenses totaled R$113 million, with a 7.6% increase vs. 1Q02, also affected by restructuring and integrating costs with Unibanco and Credibanco.

LuizaCred

The **LuizaCred** consumer finance company, Fininvest's subsidiary resulting from the Magazine Luiza partnership, reached R$5.7 million in net income in 1S02 and ROAE of 46.6%. LuizaCred ended June 2002 with R$156 million in loans.

Investcred

The **Investcred Unibanco** bank, partnership with Globex-Ponto Frio, closed 1S02 with net income of R$8.2 million and ROAE of 14.9%. At the end of the semester, the loan portfolio totaled R$575 million and the number of active customers reached 2.8 million.

Banco Dibens

Banco Dibens, an association with the Verdi Group targeting the financing of vehicles, posted net income of R$18 million in 1S02, 28.6% higher than the 1S01 figure and ROAE of 22.9%. The bank ended the semester with a R$1.2 billion loan portfolio, 29.0% higher than the balance for June 2001, remaining in the same level of 1Q02, as a result of vehicle market downturn during the period.

Capitalization

The Capitalization business posted a result of R$25 million in the semester, up 13.6% compared to 1S01, in spite of the effects of securities mark-to-market and costs in launching UNIBAND NOTA 10 product. Earnings from Unibanco Capitalização's subsidiaries BIB Cash Management and Megbens Administração de Bens totaled R$(3) million, affected by losses in the sale of real estate. Thus, Unibanco Capitalização's earnings was R$22 million in 1S02.

Gross revenues reached R$129 million in 1S02, up 7.5% over 1S01 and flat in comparison to the previous quarter. The company's technical reserves totaled R$229 million in 1S02, 6.5% down over 1S01 and at the same level of 1Q02.

Asset Management

Subsidiary **Unibanco Asset Management – UAM** ended June 2002 with R$20.1 billion in assets under management, up 5.3% from June 2001 and down 3.8% from March 2002. This reduction is the result of the impact on the funds industry from the changes in the rules for pricing securities in fund portfolios, as determined by Central Bank of Brazil on May 31, 2002. As a consequence, R$21 billion of the Brazilian funds industry migrated to other types of investment. In spite of the industry having lost these funds, UAM maintained its 4.6% market share.

Funds from private pensions plans reached R$ 4.5 billion in June 2002. In this segment, the company is the second largest of the market, with a share of 12.7%, according to Anbid data.

UAM was awarded the highest classification in the domestic scale by the Atlantic Rating Risk Committee. The AAA rating is valid for 12 months and is only awarded to companies that provide excellent management of funds.

UAM was the first fund manager company to provide its clients with the benefits of the new income tax regulation concerning the remuneration of funds, which allows fund holders to offset fund losses against fund gains among the different funds held, as regards stock, exchange rate and derivative funds, thereby optimizing Income Tax disbursed (procedure established by Provisional Measure 16/01 and by the Normative Instruction 119/02 of the Brazilian Tax Authorities).

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million

	Jun-02	Mar-02	Jun-01	Quarter Change (%)	Annual Change (%)
ASSETS					
Cash and due from bank	1.219	947	921	28,7	32,4
Interbank investments	4.501	3.823	7.394	17,7	-39,1
Marketable securities and financial derivatives instruments	19.092	17.835	13.691	7,0	39,4
Interbank accounts	2.748	2.958	3.100	-7,1	-11,4
Loan portfolio	26.282	24.915	24.303	5,5	8,1
Provision for loan losses	(1.669)	(1.496)	(1.654)	11,6	0,9
Net loans	24.613	23.419	22.649	5,1	8,7
Foreign exchange portfolio, except for ACC [1]	2.071	1.561	716	32,7	189,2
Negotiation and intermediation of securities	383	238	226	60,9	69,5
Investments	1.713	1.678	1.621	2,1	5,7
Fixed and leased assets	1.162	1.247	1.249	-6,8	-7,0
Deferred charges	647	632	491	2,4	31,8
Other assets	5.193	4.680	4.569	11,0	13,7
Total assets	**63.342**	**59.018**	**56.627**	**7,3**	**11,9**
LIABILITIES					
Deposits	21.402	19.300	14.886	10,9	43,8
Securities sold under repurchase agreements	6.833	9.144	10.937	-25,3	-37,5
Resources from securities issued	3.960	3.396	4.308	16,6	-8,1
Interbank accounts	1.254	1.401	1.397	-10,5	-10,2
Borrowings and onlendings in Brazil - Governmental agencies	10.759	9.190	9.640	17,1	11,6
Financial derivatives instruments	245	127	225	92,9	8,9
Technical provisions for insurance, capitalization and retirement plans	2.565	2.472	2.155	3,8	19,0
Foreign exchange portfolio [1]	1.987	1.912	729	3,9	172,6
Negotiation and intermediation of securities	357	186	533	91,9	-33,0
Other liabilities	7.029	4.891	4.994	43,7	40,7
Total liabilities	**56.391**	**52.019**	**49.804**	**8,4**	**13,2**
Minority interest	689	698	1.035	-1,3	-33,4
Stockholder's equity	6.262	6.301	5.788	-0,6	8,2
Total liabilities + stockholders' equity	**63.342**	**59.018**	**56.627**	**7,3**	**11,9**

(1) Refers to foreign exchange settlement positions, which should be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million

	2Q02	1Q02	2Q01	1S02	1S01
Revenue from financial intermediation	**3.998**	**2.614**	**2.625**	**6.612**	**5.134**
Loan portfolio	2.087	1.685	1.640	3.772	3.146
Adjusted results from marketable securities	1.809	847	871	2.656	1.749
Leasing operations, Foreign exchange transactions, Compulsory deposits	102	82	114	184	239
Expenses on financial intermediation	**(3.036)**	**(1.540)**	**(1.726)**	**(4.576)**	**(3.323)**
Deposits and securities sold	(2.128)	(967)	(1.081)	(3.095)	(2.143)
Borrowings and onlendings	(295)	(156)	(212)	(451)	(365)
Provision for loan losses	(613)	(417)	(433)	(1.030)	(815)
Profit from financial intermediation	**962**	**1.074**	**899**	**2.036**	**1.811**
Other operating income (expenses)	**(651)**	**(683)**	**(583)**	**(1.334)**	**(1.229)**
Fees from services rendered	636	598	528	1.234	1.037
Insurance result	46	47	51	93	89
Credit card selling expenses	(56)	(56)	(36)	(112)	(79)
Salaries, benefits, training and social security	(403)	(398)	(390)	(801)	(773)
Other administrative expenses	(638)	(618)	(572)	(1.256)	(1.111)
Financial transaction and other taxes	(146)	(164)	(120)	(310)	(257)
Equity in the results of associated companies	(13)	2	2	(11)	6
Other operating income / Other operating expenses	(77)	(94)	(46)	(171)	(141)
Operating income	**311**	**391**	**316**	**702**	**582**
Non-operating income (expenses), net	(1)	(6)	-	(7)	41
Income before taxes and profit sharing	**310**	**385**	**316**	**695**	**623**
Income tax and social contribution	**29**	**(78)**	**(24)**	**(49)**	**(65)**
Profit sharing	**(44)**	**(57)**	**(42)**	**(101)**	**(80)**
Net income before minority interest	**295**	**250**	**250**	**545**	**478**
Minority interest	(42)	(28)	(29)	(70)	(47)
Net Income	**253**	**222**	**221**	**475**	**431**

Unibanco's full financial statements will be available on our website at www.unibanco.com.br, by selecting Investor Relations – Financial Information – Financial Statements, after they are filed with the CVM – Brazilian Securities Exchange Comission.

The First Semester 2002 Conference Call will be held on August 15, at 9:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m.(Eastern Time) in English. See the webcast presentation through our site www.unibanco.com, Investor Relations option – Presentation - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 0xx11-3097-1313.